

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2011

Lo Chung Mei
President and Chief Executive Officer
China United Insurance Service, Inc.
Building 4F,
Hesheng Plaza No. 26 Yousheng S Rd.
Jinshui District, Zhengzhou, Henan
PRC

> **Re:** **China United Insurance Service, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2011**
> **File No. 333-174198**

Dear Mr. Lo:

Our preliminary review of your registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form in the following material respect. We note that the registration statement does not include audited financial statements of China United Insurance Service, Inc., the registrant. Disclose the year end China United Insurance Service, Inc., will elect. The financial statements should comply with Item 310 of Regulation S-X.

We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Mark E. Crone
        The Crone Law Group
        101 Montgomery Street, Suite 2650
        San Francisco, CA 94104